02 NOV 12 AM 11:58

02055809

SEGA®
SEGA CORPORATION
Corporate Planning Division
IR Department
2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan
phone: +81-3-5736-7072 facsimile: +81-3-5736-7066

November 7, 2002

Securities and Exchange Commission
Office of International Corporate Finance
stop 3-9
450 Fifth Street, N.W.
Washington D.C 20549

SUPPL

Re: SEGA CORPORATION
Rule 12g3-2(b) Exemption No. 82-3439

Dear Sir/Madam:

On behalf of SEGA CORPORATION ("SEGA"), enclosed is the following document required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b)(1)(iii):

- Revised Business Result Forecast for the term ended September 30, 2002 and the year ending March 31, 2003

If you have any question about the enclosed materials, please contact Shoichi Yamazaki, +81-3-5736-7072.

Sincerely yours,

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

11/18

Shoichi Yamazaki
Officer
Corporate Planning Division
SEGA CORPORATION

November 7, 2002
SEGA CORPORATION
Hideki Sato, President
TSE Code: 7964
Inquire: Shoichi Yamazaki, Officer
Corporate Planning Division

Revisions to the Forecasts for the Consolidated Business Results

SEGA CORPORATION has revised its results forecasts for the year ending March 31, 2003, which were initially announced on May 17, 2002. Details of the revisions are as follows.

1. Revisions to the Consolidated Results Forecasts for the Year Ending March 31, 2003

(1) Result Forecasts for the First Six Months (April 1, 2002, to September 30, 2002)

Millions of yen

	Net Sales	Recurring Profit	Net Income
Initial Forecast (A)	90,000	5,500	4,500
Revised Forecast (B)	95,000	4,000	1,000
Difference (B-A)	5,000	(1,500)	(3,500)
Differential Ratio (%)	5.6	(27.3)	(77.8)
Previous 1st Sem. Results	97,792	5,134	(20,871)

(2) Results Forecasts for the Year (April 1, 2002, to March 31, 2003)

Millions of yen

	Net Sales	Recurring Profit	Net Income
Initial Forecast (A)	210,000	20,000	18,000
Revised Forecast (B)	200,000	9,000	5,000
Difference (B-A)	(10,000)	(11,000)	(13,000)
Differential Ratio (%)	(4.8)	(55.0)	(72.2)
Previous Year	206,334	12,471	(17,829)

2. Revisions to Non-Consolidated Results Forecasts for the Year Ending March 31, 2003

(1) Results Forecasts for the First Six Months (April 1, 2002, to September 30, 2002)

Millions of yen

	Net sales	Recurring Profit	Net Income (Loss)
Initial Forecast (A)	45,000	1,000	1,000
Revised Forecast (B)	49,000	2,400	1,500
Difference (B-A)	4,000	1,400	500
Differential Ratio (%)	8.9	140.0	50.0
Previous 1st Sem. Results	50,125	1,609	(27,922)

(2) Result Forecasts for the Year (April 1, 2002, to March 31, 2003)

Millions of yen

	Net sales	Recurring Profit	Net Income
Initial Forecast (A)	105,000	5,500	5,500
Revised Forecast (B)	100,000	2,000	1,000
Difference (B-A)	(5,000)	(3,500)	(4,500)
Differential Ratio (%)	(4.8)	(63.6)	(81.8)
Previous Year	106,550	4,718	(20,766)

3. Reasons for Revisions to the Consolidated Results Forecasts

The main reason for the revised forecast is due to factors concerning the consumer business.

Regarding the amusement business, both the amusement machine sales and the amusement center operations, are expected to achieve their initial targets and make significant contributions to earnings. Operational Reform in amusement business has remarkably exceeded SEGA's Structural Reform Plan, which was initially announced on April 19, 2001.

Regarding the consumer business, it is the first year for us to deliver multi-platform software as a software publisher throughout a full year. As sales of the software launched in the second half of the previous fiscal year were strong, we anticipated achieving strong sales target for this fiscal year. However, we had to revise the sales plan for the second semester of this fiscal year, because the results for the first semester were lower than expected.

We are fully aware the causes and have already started to implement improvement plans. So, we are confident that the fundamentals of our growth scenario has not changed.

SEGA's Financial Reforms are making steady progress as planned, and we firmly expect to achieve the target for the overall Structural Reform Plan.

[First Semester]

(1) Consumer Business

- Forecast for software sales units for the first semester in Japan, North America and Europe are expected to be 4,570 thousand units, consisting of 810 thousand units, 2,560 thousand units, and 1,200 thousand units, respectively. As noted below, our initial expectations for the total sales number of 6,200 thousand units, consisting of domestic sales of 1,140 thousand units, North America sales of 3,600 thousand units, Europe sales of 1,460 thousand units. Delayed and abandoned titles resulted in a loss of 1,100 thousand units, consisting of 240 thousand units for domestic market, 260 thousand units for North America market, and 600 thousand units for Europe market.
- In North America market, "SEGA Sport™ NFL 2K3," which was awarded the best sports game at the Electronic Entertainment Expo 2002, was launched for all platforms in August 2002, and the initial shipment had a favorable start. However, the title sales were below target, and it affected distribution for lack of sufficient demand. As a result, the sales of "SEGA Sports™ NFL 2K3" fell below our expectations.
- To deliver titles to many multi-platform-players this year, SEGA has decided to encourage abatement of prices for "SEGA Sports™ NFL 2K3" before the holiday selling season. Accordingly, we will adjust our accounting procedures.
- In the domestic market, some strong titles such as "Phantasy Star™ Online: Episode 1 & 2" for Nintendo GAMECUBE were well received. However, the overall sales fell below our expectations due to severe market conditions.

(2) Amusement Business

- In amusement machine sales, particularly with strong domestic sales, it is expected that expectations will be exceeded due to appealing new products such as "World Club Champion Football: SERIE A 2001~2002 (WCCF)," which take amusement to new heights of user communication by utilizing trading cards. In addition, we anticipate that overseas sales, which marked a loss the previous year, will steadily increase in profitability.

- Regarding the gaming machine sales, SEGA is currently waiting for distributing license and therefore partially postponed the schedule for release of certain machines. As a result, we will declare an unexpected loss.
- Amusement operation sales are expected to continue on target especially in August and the rest of the year with strong products such as "WCCF" and "Virtua Fighter™ 4 Evolution." Additionally, newly opened locations have been enjoying strong revenues.

(3) Non-Operating Profit and Loss
- Currency exchange has increased the value of the yen against the U.S. dollar compared with SEGA's expectation of ¥130 = US$1.00. Due to this fluctuation in foreign exchange, SEGA expects net losses on foreign exchange of 500 million yen.

(4) Extraordinary Profit and Loss
- SEGA anticipates an extraordinary profit of 3.7 billion yen, consisting of 3 billion yen due to a gain on the sale of investment securities and 700 million yen in other gains.
- We anticipate an extraordinary loss of 4.8 billion yen, consisting of 2.7 billion yen in gain on disposal of donated assets including 1.4 billion yen of loss from investment partners, 1 billion yen in devaluation losses on invested securities, 600 million yen in allowance for doubtful account, and 500 million yen in other losses. SEGA also expects to draw critical results in allowance for doubtful account in consideration of the hard economy trend.

(5) Income Taxes and Other
- As SEGA planned to adopt the system from year one, SEGA will apply the consolidated tax payment system this year.

As a result of these factors, SEGA anticipates 95 billion yen in consolidated net sales, 4 billion yen in consolidated recurring profit, and 1 billion yen in consolidated net income for the first semester of this fiscal 2003.

[Fiscal Year]

(1) Consumer Business

- It is technically our first year to be a content provider to deliver software for multi-platform throughout the year. In consumer business, however, considering the current sales and circumstance in the global market, we severely revised our target for the second semester of this fiscal year.
- SEGA anticipates to achieve the goal to be the number 2 content publisher in the sports gaming industry in North America, delivering SEGA's strong sports titles such as "SEGA Sports™ NBA 2K3," "SEGA Sports™ NHL 2K3," "SEGA Sports™ NCAA® Basketball 2K3," and "SEGA Sports™ World Series® Baseball." However, we have to admit that there is substantial difference between the number one and two, and we severely need to revise initial forecast on software sales for sports games this year.
- Although SEGA expects to launch strong entertainment software titles such as "Shinobi™" for PlayStation®2, "Panzer Dragoon™ Orta" for Xbox™, and "Sonic Mega Collection™" for Nintendo GAMECUBE™ in the second semester of the year, amid growing concern over decline in consumption in North America, we also revised sales target for entertainment titles.
- In the domestic market, SEGA expects to launch strong software titles for all platforms, such as "J. LEAGUE Let's Make a Professional Soccer Club! 3," "Let's Make a Professional Baseball Team! 2," "Shinobi™," "Sakura Taisen ~ To hot blood ~," "Sonic Mega Collection™" for Nintendo GAMECUBE™, "Sonic Advance™ 2" for Game Boy™ Advance, and "Panzer Dragoon™ Orta" for Xbox™. However, amid concerns over diverse consumption trend, lack of new software titles, and the delayed schedule for titan titles, we revised the initial forecast for domestic software sales.
- As a result of these factors, SEGA revised software sales target for this fiscal year to 12,600 thousand units, consisting of 3,290 thousand units for domestic market, 6,690 thousand units for North America market, and 2,620 thousand units for Europe market (Initial forecast was totaled 20,000 thousand units, consisting of 7,080 thousand units for domestic market, 9,400 thousand units for North America market, and 3,520 thousand units for Europe market). Additionally, delayed and abandoned titles resulted in a loss of 3,040 thousand units in total, consisting of 1,530 thousand units for domestic market, 350 thousand units for North America market, and 1,160 thousand units for Europe market.

- SEGA increased development costs for the SEGA Sports titles to launch for all platforms keeping in mind the competitive timing before each sport season began. Also, SEGA increased advertising costs to catch up with other competitive software titles from rival companies. As a result, we anticipate temporary cost-and-expense increases this year.

(2) Amusement Business

- Regarding the amusement business, both amusement machine sales and amusement operation sales are expected to achieve initial forecasts and to make a significant contribution to earnings for this fiscal year 2003.

As a result of these factors, SEGA anticipates 200 billion yen in consolidated net sales, 9 billion yen in consolidated recurring profit, and 5 billion yen in consolidated net income for fiscal year 2003.

(3) Financial Reform

SEGA's financial reform has made steady progress in the rationalization and liquidation of assets such as rationalizing investment concerns and selling off marketable securities. In addition, thanks to the progress on improved cash flow system and reduced interest-bearing liabilities, net cash flow has remarkably made steady improvement as planned. Despite the revisions to annual result forecasts, SEGA's Financial Structure has remarkably improved and it is credible to continue proceeding with the Structural Reform Plan.

4. Future Tasks and Reforming Measures

Based on SEGA's Structural Reform Plan which was announced on April 19, 2001, the Operational Reform has progressed remarkably in the amusement business.

However, SEGA has to concern future tasks for consumer business, which was the contributing factor for the revisions, and we will continue executing the Structural Reform Plan.

(1) Tasks and Reforming Measures for the Consumer Business

SEGA had outstanding sales of software titles launched in the second semester of the previous year such as "Sonic Adventure™ 2 Battle" and "Virtua Fighter™ 4" for Japan and North America market, "Saka-Tsuku 2002 Let's Make a J. LEAGUE Professional Soccer Club!" and "Sakura Taisen 4 ~ Ladies, Fall in Love ~" for Japan market, and

"Super Monkey Ball™" and "SEGA Sports™ NBA 2K2" for North America market. Following that, SEGA initially anticipated achieving sales targets for this fiscal year as smoothly as the previous year. However, considering our not meeting the high expectation for SEGA Sports™ brand, we have to admit that the market was more demanding than before, and there are many tasks to be solved such as the game production and development strategies for console software.

SEGA believes that future tasks for consumer business links not only to the market and competition with rival companies, but also to the weakness of SEGA's operational structure, which is on progress according to the Structural Reform Plan.

Consequently, the pressing issue is to accelerate the Operational Reform in Japan, North America, and Europe, based on the Structural Reform Plan, and SEGA will improve and strengthen its operation according to these as follows.

1) Lower break-even points and accelerate Operational Reform
- Supervising the game production and development strategies for console software
- Reducing cost and expenses

2) Strengthen and concentrate title lineup
- Developing the top-selling titles for each genre
- Developing blockbuster titles
- Enhancing the structure of SEGA's development studios

5. Reasons for Revision of Non-Consolidated Results Forecasts

Revisions were made to SEGA's non-consolidated results forecasts for the same reasons listed in the amusement machine sales, consumer business particularly domestic sales, and extraordinary profit and loss and corporate tax sections of the above reasons for revisions to consolidated results forecasts.

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